

August 5, 2022

Mark Suchinski
Chief Financial Officer
Spirit AeroSystems Holdings, Inc.
3801 South Oliver
Wichita, Kansas 67210

      Re: Spirit AeroSystems Holdings, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Response Dated July 28, 2022
          File No. 001-33160

Dear Mr. Suchinski:

      We have reviewed your July 28, 2022, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2022, letter.

Response Dated July 28, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

1.   It appears that your response to prior comment three addresses the indirect consequences of climate-related regulation or business trends in the context of aviation products. Please explain to us how you considered providing disclosure regarding potential indirect risks from climate change related to your business operations and manufacturing facilities, including those noted in comment five from our June 9, 2022, letter. For example, tell us whether there have been any indicators of changes in demand from your largest customers related to greenhouse gas emissions from your operations and how you evaluated reputational risks resulting from operations that produce greenhouse gas emissions.

        Please contact Patrick Fullem at 202-551-8337 or Jennifer Angelini at 202-551-3047 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing